

freeman capital

Calvin Williams, Jr. · 2nd in

I'm focused on educating our communities to make better financial decisions that result in increased net worth.

Charlotte, North Carolina · 500+ connections · **Contact info**

Freeman Capital

North Carolina Agricultural and Technical State...

Experience



CEO & Founder
Freeman Capital
May 2015 – Present · 4 yrs 10 mos
Charlotte, North Carolina Area

We are focused on closing the wealth gap in America. We help those who have been overlooked and pushed to the margins. We are their partner so they can build their wealth with confidence. We provide ways to help everyone save more, pay off their debts, and invest even if all they have is $1.00.

We will help America close the wealth gap.

Proud to be the CEO of a fantastic team, focused on a critical mission and have a gr ...**see more**

> **Google for Startups & Black Founders...**



PMO Director
Lincoln Financial Group
Dec 2013 – Jun 2019 · 5 yrs 7 mos
Greensboro/Winston-Salem, North Carolina Area

Digital Business Technology Project Management Office
Establishes an operation strategy focused project and program portfolio consisting of Agile and Waterfall projects for multiple lines of business. Ensuring the implementation and adherence to project management and Agile Scrum best practices by directly, hiring, managing ar ...**see more**



Director Project Management Office
ePals
Aug 2011 – Nov 2013 · 2 yrs 4 mos
Herndon, VA

Responsible for cross company operations and project management reporting directly to Senior Management. Directly managed, mentored and guided a staff of 16 while managing a matrix organization of over 40 personnel spanning Business Operations, Product Operations, Marketing, Engineering, Quality Assurance, Corporate Infrastructure and the Project ...**see more**



Founder & CEO
XMG Online
Apr 2003 – Aug 2011 · 8 yrs 5 mos
Greensboro/Winston-Salem, North Carolina Area

Grew organization into a four time "Top 25" consulting company specializing in delivering web solutions ranked by a Business Journal
· Process Improvement · Business Management · Team Management
· Budget Management · Business Systems Assessment · Risk Management   ...**see more**



Computer Scientist
US Department of Defense
May 2002 – Jul 2006 · 4 yrs 3 mos
Washington D.C. Metro Area

Worked across the agency in various roles from computer programmer, to data analysis, to executive financial support.
Selected Accomplishments:
☐ Possessed a Top Secret Facility Clearance by the Department of Defense ...see more

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Education



North Carolina Agricultural and Technical State University
BS, Computer Science
2001 – 2006
Activities and Societies: SGA President, SGA Secretary, Alpha Phi Alpha, Student Union Advisory Board, Association for Computing Machinery, Upsilon Phi Epsilon Computer Honor Society, Gear Up Mentor

Institute of Political Leadership
Fellowship, Politics and Campaign Strategy
2009 – 2010

Licenses & Certifications



Google for Startups
Google
Issued 2019 · No Expiration Date



Certified Scrum Master
Scrum Alliance
Credential ID 561010

Certified Six Sigma Green Belt

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Skills & Endorsements

Entrepreneurship · 99+

 Endorsed by **David Meredith and 2 others who** are highly skilled at this

 Endorsed by **2 of Calvin's colleagues at Cricket** Media

Program Management · 99+

 Endorsed by **William Lash, Sr. and 4 others who** are highly skilled at this

 Endorsed by **2 of Calvin's colleagues at Freeman** Capital

Leadership · 99+

 Endorsed by **Odell Bizzell and 12 others who are** highly skilled at this

 Endorsed by **2 of Calvin's colleagues at Freeman** Capital

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